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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                        Physicians Resource Group, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   71941S101
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                                 (CUSIP Number)


                               David Meyer, M.D.
                            825 Ridge Lake Boulevard
                           Memphis, Tennessee  38120
                                 (901) 767-5392
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 24, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (9-88) 1 of 2
0707026.02

     The Schedule 13D filed by David Meyer, M.D. with the Securities and Exchange Commission, as amended by Amendment No. 1, is further amended as set forth below:

ITEM 4:   PURPOSE OF TRANSACTION

     Dr. Meyer, along with others, may have discussions with the health care providers that are associated with the Company and others and may, from time to time, consider and review proposals regarding the structure and future course of the Company that are provided to him. Such discussions and proposals may entail possible alternatives that could involve a restructuring or reorganization of the Company with a view to enhancing the influence that health care providers associated with the Company have on the Company's management. Dr. Meyer has not entered into any agreements or arrangements with these health care providers or others or with respect to these possible alternatives, and there can be no assurances that any health care provider or others will actually enter into any arrangements or agreements with Dr. Meyer or concerning the possible restructuring or reorganization of the Company.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 3, 1998                                 /s/ David Meyer
                                        ----------------------------
                                             David Meyer, M.D.